FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  August 2007

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

     X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

     X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  August 27, 2007

Encl.

Interim Financial Statement as of  June 30th, 2007

Management Discussion & Analysis

Section 302 Certification – CEO

Section 302 Certification – Acting CFO

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PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2007

(Stated in Canadian Dollars)

PACIFIC HARBOUR CAPITAL LTD

To the Shareholders:

These unaudited interim financial statements of Pacific Harbour Capital Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not received these interim financial statements, notes to financial statements and the related Management Discussions and Analysis. The attached financial statements were prepared by management and have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2007 and March 31, 2007

(Stated in Canadian Dollars)

	30-June-07	31-Mar-07
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$ 946,278	$ 1,009,289
Marketable securities (Note 2b)	79,638	55,264
Prepaid expenses and deposits	12,571	20,794
	1,038,487	1,085,347
Investment	50,000	50,000
Capital assets, net (Note 3)	20,322	21,222
	$ 1,108,809	$ 1,156,569

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$ 43,902	$ 60,384

SHAREHOLDERS' EQUITY
Capital stock (Note 4)	7,616,876	7,616,876
Contributed surplus (Note 4cii)	348,251	271,479
Deficit	(6,900,220)	(6,792,170)
	1,064,907	1,096,185

	$ 1,108,809	$ 1,156,569

APPROVED BY THE DIRECTORS:

“Thomas Pressello” ,Director	“Michael Reynolds” ,Director
Thomas Pressello	Michael Reynolds

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the First Quarter Ended June 30, 2007 and 2006

(Unaudited)

(Stated in Canadian Dollars)

		2007	2006
Revenues
Interest income		8,839	3,395
Unrealized gain on marketable securities		24,374	-
Gain on sale of marketable securities		-	98,561
		33,213	101,956

General and administrative expenses – Schedule I		141,263	64,870

Income (Loss) before other item		(108,050)	37,086

Other item:
Other income		-	-

Income (Loss) from continuing operations		(108,050)	37,086

Income (loss) from discontinued operations		-	-

Net Income (Loss) for the period		$(108,050)	$37,086

Deficit, beginning of the period		(6,792,170)	(7,126,817)

Deficit, end of the period		$(6,900,220)	$(7,089,731)

Basic and diluted income (loss) per share from continuing operations	$	(0.01)	$0.01

Basic and diluted income per share from discontinued operations		$0.00	$0.00

Basic and diluted income (loss) per share for the period	$	(0.01)	$0.01

Weighted average number of shares outstanding		7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the First Quarter Ended June 30, 2007 and 2006

(Stated in Canadian Dollars)

(Unaudited )

	2007	2006
	(unaudited)	(unaudited)
Operating Activities
Net income (loss) for the period from continuing operations	$(108,050)	$37,086
Non-cash items:
Amortization	1,449	1,159
Gain on sale of marketable securities	-	(98,561)
Unrealized gain on marketable securities	(24,374)	-
Stock-based compensation	76,772	-
Net change in non-cash working capital balances:
Prepaid expenses	8,223	3,548
Accounts payable	(16,482)	(28,473)
	(62,462)	(85,241)
Financing Activities
	-	-
	-	-
Investing Activities
Expenditure on land held for resale	-	(3,686)
Purchase of equipment	(549)	-
Purchase of marketable securities	-	(82,932)
Proceeds from sale of marketable securities	-	160,130
	(549)	73,512

Change In cash from continuing operations	(63,011)	(11,729)

Change In cash from discontinued operations	-	-

Cash , Beginning Of Period	1,009,289	430,349

Cash , End Of Period	946,278	418,620

Cash is comprised as follows:
Cash	228,212	37,943
Money market investments	133,160	173,788
Term deposits	584,906	206,889
	$946,278	$418,620

SEE ACCOMPANYING NOTES

Schedule I

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the First Quarter Ended June 30, 2007 and 2006

(Stated in Canadian Dollars)

(Unaudited)

	2007	2006
General and administrative expenses

Accounting and audit	-	-
Administration recovery	(12,000)	(12,000)
Amortization –capital assets	1,449	1,159
Bank charges	150	134
Consulting and management salaries	6,000	6,000
Corporate administration	6,555	6,180
Filing fees	-	2,505
Legal and professional fees	1,580	11,223
Licence and dues	2,032	2,001
Office and general	5,112	4,083
Promotion and advertising	-	-
Rent and utilities	26,678	16,089
Shareholder info and investor relations	970	1,182
Stock-based compensation-Note 4c	76,772	-
Transfer agent fees	1,174	1,405
Wages and benefits	24,791	24,909
	141,263	64,870

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

(Stated in Canadian Dollars)

(Unaudited )

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company's primary business is investments in marketable securities, land and investments in private companies in the development stage.

Note 2

Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2007– Page 3

(Stated in Canadian Dollars)

(Unaudited)

Note 2

 Significant Accounting Policies- (cont’d)

b)

Marketable Securities

Subsequent to March 31, 2007 the Company adopted CICA Handbook Section 3855, Financial Instruments-Recognition and Measurement. Securities that are traded on a recognized securities exchange are recorded at fair values based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates. As permitted under the new rules, the consolidated financial statements as at March 31, 2007 are not restated.

c)

Investment

Investments in privately-held companies are recorded at cost unless an upward adjustment is supported by persuasive and objective evidence. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on operational results, forecasts and other developments since acquisition.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

e)

Revenue Recognition

Security transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2007– Page 4

(Stated in Canadian Dollars)

(Unaudited)

Note 2

 Significant Accounting Policies- (cont’d)

were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred.

Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)

Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Stock-Based Compensation Plan

The Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2007– Page 5

(Stated in Canadian Dollars)

(Unaudited)

Note 3

     Capital Assets

			June 30 2007	March 31 2007
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	38,695	25,412	13,283	13,812
Office Furniture	20,635	13,596	7,039	7,410
Software	4,170	4,170	-	-

	63,500	43,178	20,322	21,222

Note 4     Share Capital

a)

Authorized:

100,000,000 common shares without par value.

100,000,000 preferred shares without par value

b) Issued:	Number	Amount
Balance, March 31, 2007	7,247,703	$ 7,616,876
Common shares issued	-	-

Balance, June 30, 2007	7,247,703	$ 7,616,876

c)

Commitments:

i)

Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2007– Page 6

(Stated in Canadian Dollars)

(Unaudited)

Note 4     Share Capital- (cont’d)

	Number	Weighted Average Exercise Price
Outstanding and exercisable at March 31, 2007	979,028	$0.24
Granted	482,014	$0.24
Cancelled	(452,014)	$0.24

Outstanding as at June 30, 2007	1,009,028	$0.24

On June 30, 2007, there were 1,009,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
25,000	$0.24	December 13, 2007
502,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012

1,009,028

During the quarter ended June 30, 2007, a compensation charge of $76,772 (2006:$Nil) associated with the granting of stock options under the Plan was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes models:

2007
Risk-free interest rate	4.05%
Expected dividend yield	0.00%
Expected stock price volatility	66.29%
Expected stock option life	3 years

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2007– Page 7

(Stated in Canadian Dollars)

(Unaudited)

ii)

Contributed Surplus

Balance, March 31, 2005	202,886
Fair value of option granted	68,593
Balance, March 31, 2006 and 2007	271,479
Fair value of option granted	76,772
Balance, June 30, 2007	348,251

Note 5

    Related Party Transactions

For the first quarter ended June 30, 2007 and 2006, the Company was charged the following expenses by directors or companies with common directors:

	2007	2006

Administration recovery	(12,000)	(12,000)
Legal and professional fees	-	-
Management fees and salaries	6,000	6,000
	6,000	6,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 6

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

FIRST QUARTER REPORT – June 30, 2007

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the first quarter ended June 30, 2007. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1

Date of Report: August 27, 2007

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors.

In the first quarter ended June 30, 2007, the Company did not invest or sell any marketable securities due to market volatility. On June 30, 2007, the Company held $79,638 in marketable securities valued at fair market value.

During the quarter, the Company cancelled and re-issued stock options to director and employees resulting in stock option expenses of $76,772 charged to operations. Consequently the Company reported a net loss of $108,050 or $0.01 loss per share with accumulated deficit of $6,900,220 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of June 30, 2007, the Company had cash and cash equivalents of $946,278 and working capital of $994,585. The Company had no long-term debt.

1.3 Results of Operations for the First Quarter Ended June 30, 2007

Revenue

Total revenue for the three months ended June 30, 2007 was $33,213 as compared to $101,956 for the same quarter last year. Revenue consisted of interest income, unrealised gain on marketable securities and gain on sale of marketable securities. The reduction in revenue was mainly due to reduced return from the sale of marketable securities. The Company generated $nil from gain on sale of marketable securities in the current quarter as compared to $98,561 from the comparable quarter.

General and Administrative Expenses

General and administrative expenses for the first quarter ended June 30, 2007 were $141,263, an increased of $76,393, compared with the comparable period of $64,870. The increase was mainly attributable to a charge for stock-based compensation, but also from increase in rent, while being partially offset by a reduction in legal and professional fees.

Net Loss

The Company reported a net loss of $108,050 or $0.01 loss per share for the quarter ended June 30, 2007 as compared to a net income of $37,086 or $0.01 income per share for the same period last year.

1.4 Transactions with Related Parties

During the three months ended June 30, 2007, the Company paid $6,000 (2006: $6,000) in management fee to a company controlled by a director and officer of the Company for management services.

The Company received $12,000 (2006: $12,000) in fees from a related company that has a director and officer in common. Fees were paid for shared office facilities and staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q2 Sept 30, 2005	Q3 Dec 31, 2005	Q4 Mar 31, 2006	Q1 June 30 2006	Q2 Sept 30, 2006	Q3 Dec 31, 2006	Q4 Mar 31, 2007	Q1 June 30, 2007
Total Revenues	$1,167	$1,098	$218,571	$101,956	$2,884	$6,589	$403,633	$33,213

Income or loss before discontinued operations and extraordinary items:

Total	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)	$(57,543)	$380,107	$(108,050)
Per Share	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05	$(0.01)

Net income or loss:

Total	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)	$(57,543)	$380,107	$(108,050)
Per Share	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the quarter ended March 31, 2006, the net income of $132,499 consisted of a gain on sale of marketable securities of $154,611, a gain on settlement of accounts payable of $37,000 and administrative expenses of $59,112.

During the quarter ended March 31, 2007, the net income of $380,107 consisted of a gain on sale of land of $397,235, a gain on settlement of accounts payable of $60,257 and administrative expenses of $77,385.

1.6 Liquidity and Capital Resources

Working capital decreased by $30,378 from $1,024,963 at March 31, 2007 to $994,585 as at June 30, 2007. The decrease was attributable to net operating loss during the three months period.

For the three months ended June 30, 2007, the Company had negative cash outflow of $62,462 from operating activities compared to $85,241 negative cash outflow from the comparable 2006 period’s operating activities. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in the current period and the comparable period in 2006.

For the three months ended June 30, 2007, net cash used in investing activities was $549 compared to net cash from investing activities of $73,512 for the same period in 2006. During the current quarter, the Company purchased capital assets of $549 but did not purchased investment or realized proceeds from investment. In contrast, the Company purchased investments of $82,932 and realized proceeds on disposition of investments of $160,130 in the comparable period in 2006.

The Company generated negative net cash outflow of $63,011 for the period. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.7 Contingent liabilities and Lawsuits

The Company is currently involved with one court case, which it plans to defend vigorously.

The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations  and Commitments

On June 30, 2007, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.10 Financial instruments and Risk Factors

As of June 30, 2007 the Company held $79,638 in marketable securities, which are valued at fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. The Company also held $50,000 investment, which are valued at cost. The investment is also subject to risk of loss in value. Other financial instruments, which include cash and cash equivalents, accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.11 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

1.12 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company’s Chief Executive Officer and Financial Controller are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company. The Company’s Chief Executive Officer and Financial Controller have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as at June 30, 2007, pursuant to the requirements of Multilateral Instrument 52-109.

The Chief Executive Officer and Financial Controller have concluded that disclosure controls and procedures are effective to provide reasonable assurance that all material or potentially material information about the activities of the Company is made known to them, and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with Canadian GAAP. However, management does not expect that the Company’s disclosure controls and procedures and internal controls over financial reporting will prevent all errors and fraud. Management believes that any system of internal controls, no matter how well designed or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

1.13 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at June 30, 2007

SECTION 302 CERTIFICATION

I,  Thomas Pressello, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at June 30, 2007;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated:  August 27, 2007

“Thomas Pressello”

Name:  Thomas Pressello

President and Chief Executive Officer

SECTION 302 CERTIFICATION

I,  Michael Reynolds, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at June 30, 2007;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated:  August 27, 2007

“Michael Reynolds”

Name:  Michael Reynolds

Director and Acting Chief Financial Officer